File No.82-5139

CYBIRD

JASDAQ

http://www.cybird.co.jp/english/ investor/index.html

August 4, 2004

Results of Operation (Consolidated), First Quarter of Fiscal Year ended March 31, 2005

English translation from the original Japanese-language document

Cybird Co., Ltd.
Security Code: 4823
(URL: http://www.cybird.co.jp/english/investor/index.html)
Representative: Kazutomo Robert Hori
President and CEO
Contacts: Tomosada Yoshikawa
Executive Vice President

Registered issues
Head office: Tokyo
Tel: +81-3-5785-6110

1. Basis of presenting Quarterly Result of Operation

(1) Adoption of Simplified Accounting Method — Yes

Taxes related accounting criteria are calculated at the annual projected tax rate based on the effective tax rate designated by law.

(2) Change in Accounting Method — N/A

(3) Change in the Scope of Consolidation

Number of consolidated companies	Added: Nil	Excluded: Nil
Number of companies to which equity method is applied	Added: Nil	Excluded: 1

2. Results of Operation, 1st Quarter of Fiscal Year ended March 31, 2005 (From April 1, 2004 to June 30, 2004)

(1) Consolidated Results of Operation (Unit: millions of yen, round down)

	Net Sales	Operating Income	Ordinary Income
	Millions of yen (%)	Millions of yen (%)	Millions of yen (%)
1Q, FY ended March 31, 2005	2,929 (22.2)	40 (-49.8)	45 (-51.7)
1Q, FY ended March 31, 2004	2,397 (17.0)	81 (-66.7)	94 (-61.1)

	Net Income	Earnings per Share	Earnings per Share (diluted)	ROE	ROA	Ordinary Profit Margin
	Millions of yen (%)	Yen	Yen	%	%	%
1Q, FY ended March 31, 2005	46 (-28.2)	692.12	683.16	0.7	0.5	1.6
1Q, FY ended March 31, 2004	65 (-75.0)	1,029.10	1,021.56	1.2	1.4	3.9

Note:1. Average Number of Shares Issued (Consolidated) 1st Quarter of FY ended March 31, 2005 67,812 shares; 1st Quarter of FY ended March 31, 2004 63,536 shares

2. % in net sales, operating income, ordinary income and net income indicates increase/decrease of each item compared with the same quarter in the previous fiscal year.

(2) Consolidated Financial Conditions (Unit: millions of yen, round down)

	Total Assets	Shareholder's Equity	Equity Ratio	Shareholder's Equity per Share
	Millions of yen	Millions of yen	%	Yen
1Q, FY ended March 31, 2005	8,335	6,588	79.0	97,129.72
1Q, FY ended March 31, 2004	6,492	5,289	81.5	83,125.42

Note: Number of shares issued at the term end (Consolidated) 1st Quarter of FY ended March 31, 2004 63,627 shares; 1st Quarter of FY ended March 31, 2004 63,627 shares

(3) Consolidated Cash Flow Conditions (Unit: millions of yen, round down)

	Cash Flow from Operating Activities	Cash Flow from Investment Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents at the Term End
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
1Q, FY ended March 31, 2005	42	-105	-31	3,088
1Q, FY ended March 31, 2004	-330	-569	-113	1,700

3. Earnings Forecasts for Fiscal Year ended March 31, 2005 (from April 1, 2004 to March 31, 2005)

(Unit: millions of yen, round down)

	Net Sales	Ordinary Income	Net Income
	Millions of yen	Millions of yen	Millions of yen
FY ended March 31, 2005	12,500	700	350

Reference: Projected EPS (Full-year) ¥5,159.80

The above-mentioned earnings forecasts for FY ended March 31, 2005 are premised on information available on the announcement date, and on the assumption which may affect on future results of operation. Actual results may be affected by various factors.

File No.82-5139

CYBIRD

JASDAQ

http://www.cybird.co.jp/english/investor/index.html

August 4, 2004

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
6-10-1 Roppongi, Minato-ku, Tokyo
Contact: Tomosada Yoshikawa
Executive Vice President
Tel: 81-3-5785-6110

Results of Operation (Consolidated)

First Quarter, Fiscal Year ended March 31, 2005

1. **Business Overview** P- 2
2. **Business Policies** P- 4
3. **Financial Condition and Results of Operation** P- 8
4. **Consolidated Financial Statements (Quarter)** P-14
5. **Stock Information** P-21
6. **Others** P-24
7. **Risk Factors** P-26
8. **Non-Consolidated Financial Statements (Quarter)** P-30
9. **CYBIRD's IP Content Service List** Appendix

1. Business Overview

1-1 Business Segments

Our Consolidated Group comprises CYBIRD Co., Ltd. and three consolidated subsidiaries (K Laboratory Co., Ltd., DMOVE Co., Ltd. and GiGAFLOPS Japan Inc.). Our main business fields are (1) Mobile Content Business, (2) Marketing Solution Business, (3) International Business and (4) Technology-Related Business.

(1) Mobile Content Business

We develop and provide paid content services for Internet-enabled mobile phones via major Japanese wireless network operators.

(2) Marketing Solution Business

We provide consulting services for mobile Internet businesses and marketing solution services utilizing mobile phones for the planning, development, and operation of mobile Internet sites, including customer support and other services. In compensation for these services, we receive consulting fees, planning/development/operating fees, customer support fees and a share of revenue. We also conduct a mobile phone-based e-commerce business.

(3) International Business

We conduct Mobile Content, Marketing Solution and Technology-Related businesses abroad. Considering the business environments and risks in each particular country, we are now focusing on providing solution and content distribution services for mobile Internet businesses as main revenue sources in overseas countries.

(4) Technology-Related Business

K Laboratory Co., Ltd., a consolidated subsidiary of CYBIRD, researches and develops client-oriented software platforms and solutions for mobile phones. We also launched the software license business that uses the security technology as the base, based on the technology acquired through the development and operation of Java™ and BREW™ applications for mobile phones.

1-2 Relations with Subsidiaries and Affiliates

CYBIRD provides content distribution services utilizing applications and technologies developed by its subsidiary K Laboratory Co., Ltd.

DMOVE Co., Ltd., a joint venture established with IMAGICA Corp. in February 2002, builds deeper cooperation with us in digital content service development and sales, primarily for motion picture content streaming.

In April 2003, CYBIRD acquired GiGAFLOPS Japan Inc. and converted it to a wholly owned subsidiary. In collaboration with GiGAFLOPS, we are aiming to increase the number of content subscribers through the use of GiGAFLOPS's application search services.

CYBIRD Group Business Chart



Consumers
Free/Chargeable Information Service
Subscription Fee
Merchandise/Service
Payment
Wireless Network Operators
Client Companies
Subscription Fee After Deduction of Collection fee
Payment
Application Licensing, Development & Consulting
Payment
Motion Picture Production
Payment
Marketing Solution etc.
Application Development, Consulting & Advertisement
Payment
Payment
Free/Chargeable Information Service
Subsidiary
K Laboratory Co., Ltd.
Subsidiary
DMOVE Co., Ltd.
Subsidiary
GiGAFLOPS Japan Inc.
Application Licensing & Development & Consulting
Payment
Motion Picture Production
Payment
CYBIRD Co., Ltd.
Content Information
Information Providing Fee
Information Providers
Information/Service/ Merchandise
Payment/Fee

1-3 CYBIRD's Consolidated Companies (As of June 30, 2004)

Company	Location	Foundation	Principal Business	Paid-in Capital	Shares Issued	CYBIRD's Stake (%)
DMOVE Co., Ltd.	Shinagawa-ku, Tokyo	February, 2002	Information Technology	¥50 mil.	1,000	52.50
K Laboratory Co., Ltd.	Minato-ku, Tokyo	August, 2000	Information Technology	¥331 mil.	7,100	59.25
GiGAFLOPS Japan Inc.	Minato-ku, Tokyo	February, 2000	Information Technology	¥70 mil.	1,150	100.00

2. Business Policies

2-1 Business Principles/Missions

Considering the maximization of shareholders' benefit, we consider that it is our basic business principle to create new values through the mobile Internet as "Best Partner for the Mobile Internet". In other words, we work to make people's lives fuller and more convenient by providing new method of society/life. Our business is driven by the four policies shown below.

(1) Selection and Focus on Strategic Business Fields
(2) Adaptation to Change in the Business Environment
(3) Emphasis on Profitability, Sustainability and Expandability
(4) Maximization of Synergies

2-2 Dividend Policy

We recognize returning profits to our shareholders as a top priority issue. Our basic dividend policy is to determine dividends after consideration of our business performance, financial position and the need to expand internal reserves for future business development. For the fiscal year under review, as part of the process of returning profits to shareholders, we plan to issue an annual cash dividend of ¥167 per share. (As of June 28, 2004, we announced revised amount of dividends issuance due to stock splits.)

2-3 Stock Unit Adjustment Policy

From the aspect of increasing liquidity in the equity market and promoting the participation among broader range of investors, we regard it as a basic policy to review from time to time the stock unit adjustment. For the fiscal year under review, the management have decided the stocks be split by a factor of 3:1 (announced on June 28, 2004). We carefully consider stock splits, taking into account our business performance, liquidity, stock price and other factors.

2-4 Mid to Long-term Business Policy

(1) Focused Investment on Media Strategy Business

We began Media Strategy Business with the goal of combining the functions of mobile phones with other media.

As a special area of emphasis, we have positioned our "OnePush" service, a communication tool for the disseminating terrestrial digital broadcasting, as a strategic product, and are promoting its use in adding value to TV commercials, expanding the mobile phone content market by linking to TV programs and developing mobile commerce TV shopping.

(2) Expanding Business Opportunities of Existing Businesses

① Mobile Content Business

In response to the intensified competition, we are aiming to maintain and expand our market share by launching new content with strong brand power. At the same time, we are making a fundamental review of our cost structure to improve profitability.

② Marketing Solution Business

Along with the growing rate of mobile phones, importance of one-to-one marketing utilizing mobile Internet attracts increasing attention from many companies. Consequently, we continuously focus on developing and offering marketing support services to corporate clients. In our E-commerce Business, we aim at the early establishment of a profitable base by concentrating on getting appealing products and developing effective business tie-ups. As for customer services, we have established solid base/operation to handle users' inquiries. While handset technology is rapidly advancing, we aim to benefit from selling customer support services to outside customers.

③ International Business

In our international business, we aim at quick establishment of a profitable base by focusing on the content distribution services and on regions with high growth potentials.

④ Technology-Related and New Business Domains

We supply customers with leading-edge applications through our subsidiary K Laboratory. In conjunction with our R&D unit, the Strategic Technology Planning Department, we are also pursuing R&D of the ubiquitous computing environment that is not necessarily limited to mobile phones. Specifically, we are researching compatibility with IC cards, RFID tag, Bluetooth™ protocol, and wireless LANs as well as interactive content for terrestrial digital broadcasting. Furthermore, we are formulating specifications for Internet applications of car navigation systems as a regular member of the Internet ITS Consortium.

2-5 Corporate Governance

(1) Fundamental Stance on Corporate Governance and Measures Implemented

In our view, corporate governance's role is to act as a business administrative function that maximizes corporate value for our stakeholders. To establish such a corporate governance function, we have appointed outside directors and auditors and concentrated our efforts on building an organization that enables fast decision-making and that closely monitors business execution. Our efforts are also directed toward ensuring continued improvement in the transparency of our business and our ability to adapt to changes in the business environment.

(2) Corporate Governance Organization and Recent Actions

① Corporate Governance Organization Covering Decision-Making, Business Execution, Auditing, and Other Management Systems

a) Board of Directors

The Board of Directors comprises eight directors including two outside director. The regular monthly meetings and special meetings of the Board are held to consider significant business decisions and to monitor business activities. Moreover, the Executive Committee comprising the corporate officers meet weekly to do preliminary screening of the items to be decided on by the Board of Directors and to deliberate various issues related to the overall business.

b) Audit Committee

The Audit Committee comprises three outside auditors, with one serving as a standing auditor. The standing auditor particularly participates in the meetings of the Board of Directors and the Executive Committee, implementing extensive audits of the appropriateness, efficiency and compliance of business activities, and provides advice and recommendations on the suitability of business activities.

c) Internal Monitoring Office

The officer for Internal Monitoring Office reports directly to the President. In addition to monitoring special items indicated by the President, the office monitors compliance with critical decisions made by each department, other company regulations, and monitoring business efficiency.

d) Independent Audit Firms and Legal Advisors

CYBIRD has hired Tohmatsu & Co. as its independent auditors. It also has concluded a contract with a legal office to enable us to receive appropriate advice and guidance on all legal issues.

e) Checks and Balances Function and Various Committees

We are establishing management functions that enables quick and appropriate decision-making by reviewing internal operation flow, besides forming various rules and regulations. The IR Committee considers measures to make our business more transparent while the Crisis Management Committee considers measures to strengthen the Company's corporate governance systems and the Privacy Management Committee to protect customers information.

② Vested Interests of Outside Directors and Auditors Due to Personal, Investment and Business Relationships

a) An outside director of CYBIRD, Fumio Nagase is also the president of IMAGICA, who holds a stake in, operates a joint content business with, and receives other outsourcing business from CYBIRD. However, as an individual, Fumio Nagase has no direct vested interest in CYBIRD that could cause a conflict of interest. Neither does an outside director Kato Takaya have direct vested interest in CYBIRD that could cause a conflict of interest.

b) None of the outside auditors have any business relationships with CYBIRD.

(3) Crisis Management Committee

The committee oversees efforts to determine the risks CYBIRD is exposed to, and to consider counter measures, and carry out in-house education. Headed by our CEO, the committee's mission is to take preventative action against foreseen risks and minimize damage from unexpected events.

(4) IR Committee

Guided by the IR Committee, which consists of key personnel from departments throughout CYBIRD and reports directly to the CEO, we are striving for gaining public understanding of our business, realizing a fair stock price, and increasing public awareness of the company. Based on the motto "Timely, Fair, Accurate and Proactive disclosure," we are working to improve the quality of our IR activities.

(5) Privacy Mark Management Committee

The Company formed this committee in September 2003 to fulfill its social obligation to protect personal data as a company in the mobile Internet business. The president is responsible for overseeing the activities of the committee, the mission of which is to properly protect the personal data used in our business. The company acquired Privacy Mark® certification in March 2004. CYBIRD is first to be granted the Privacy Mark® for all of its business divisions, among companies specializing in content services and corporate solutions for mobile phones.

(6) Environmental Preservation

We are voluntarily implementing environmental preservation measures, such as using recycled paper name card, and collection of waste paper. In the 1st quarter of the fiscal year ended March 2005, we have achieved a 784.16kg reduction of $CO2$ (equivalent to saving 21.57 trees). We also reduce electricity costs by shortening the operating hours of our air conditioning systems.

2-6 Major Issues

As a company that has achieved rapid growth amid the highly fluctuating conditions in the mobile Internet industry, we see the following issues as the keys to further growth.

(1) Implementing measures and strategies to achieve sustainable growth and establishing a profitable business base.

We continue to optimize our business portfolio through our strategy of being focused and selective in business investment and development. In the Mobile Content Business, we invest business resources in promising content with earning power to increase our market share and profitability.

In the Marketing Solution Business, we are targeting the greater profitability through the start-up of business alliances with media-related companies, particularly TV broadcasters, strengthening competitiveness in existing businesses.

In our International Business we are working for the early establishment of a business base.

(2) Strengthening internal control systems that support growth

We are taking various steps to strengthen our internal control systems. Some of the measures include establishing a well-defined decision-making system based on financial indicators, ensuring smooth operation of our new personnel system, increasing management control over affiliate companies and

strengthening risk control and compliance.

2-7 Key Managerial Indicators

Cash flow has top priority in our business. Return on Equity (ROE) is also considered to be a key business indicator. We work toward achieving ROE of more than 20% and maximizing Economic Value Added (EVA®) in the mid and long term.

3. Financial Condition and Results of Operations

3-1 Mobile Internet Business Climate

(1) Japanese Market

The Number of Mobile Phone Subscriptions

	Mobile phones
June 30, 2004	**82.71 million**

Source : The Telecommunications Carriers Association (TCA)

The Number of Internet-enabled Mobile Phone Subscriptions

	Mobile phones
June 30, 2004	**71.04 million**

Source : The Telecommunications Carriers Association (TCA)

The number of mobile phone subscriptions in Japan reached 82.71 million at the end of June 2004. Of this amount, the proportion of Internet-enabled handset accounts was 85.9%. The number of third generation (3G) mobile phone subscriptions at the end of June 2004 totaled 22.37 million. Third generation services are expected to be the catalyst that accelerates growth of the mobile Internet market.

Stimulated by the growing rate of mobile phones, the content market expanded to ¥223.2 billion in 2003, and could grow to ¥370.6 billion by 2008. Also, the mobile commerce market in 2003 exceeded ¥777.0 billion, 2.4 times that of previous year.

The market other than paid content is expanding rapidly by the improvement of an infrastructure and the functional diversification of handsets (Felica-enabled, Java-enabled camera equipped, IrDA, two dimensional bar code, fingerprint authentication, etc.) and by the shift to carriers' fixed packet charge.

(Source: The Telecommunications Carriers Association (TCA), Mobile Content Forum, Nomura Research Institute, Ltd, Electronic Commerce Promotion Council of Japan, and NTT Data Institute of Management Consulting, Inc.)

(2) International Market

The global number of subscribers to mobile phone services at the end of 2003 is estimated to have been approximately 1.3 billion people, and is forecasted to jump to 1.7 billion by 2005. It is assumed that the number of mobile Internet users will grow as well. (Source: Nomura Securities Co., Ltd.)

3-2 Consolidated Business Results

(Unit: Millions of yen, Round down)

	Net Sales (mil. yen)	Ordinary Income (mil. yen)	Net Income (mil. Yen)	Earnings per Share* (yen)	ROE (Annualized, %)	EBITDA (mil. yen)
1Q, FY ended March 31, 2005	**2,929**	**45**	**46**	**692**	**2.9**	**122**
1Q, FY ended March 31, 2004	2,397	94	65	1,029	5.0	169
Change	531	-48	-18	-337	-2.1points	-47

3-3 Business Results by Operation

(1) Mobile Content Business

	Net Sales (mil. yen)	Proportion to Consolidated Sales (%)	Number of Content Services	Number of New Content Services	Number of Terminated Content Services	Number of Subscribers (thousand people)
1Q, FY ended March 31, 2005	**1,955**	**66.8%**	**99**	**4**	**1**	**3,504**
1Q, FY ended March 31, 2004	1,746	72.8%	83	3	1	3,501
Change	209	-6.0points	16	1	0	3

By focusing on competitive contents and having effective promotion, net sales amounted to record high ¥1,955 million, up by ¥209 million from the same period in the previous year.

Change in the Number of Domestic Content Services



83
86
97
96
99
100
80
60
40
20
0
1
21
25
36
1
21
27
37
1
25
31
40
0
25
33
38
0
28
34
37
June-03
Sep-03
Dec-03
Mar-04
June-04
DDI Pocket
Vodafone
KDDI
NTT DoCoMo

Sales Composition Ratio per Wireless Network Operator

	FY ended March 31, 2005 (As of June 30, 2004)	FY ended March 31, 2004 (As of June 30, 2003)
NTT DoCoMo	**64.2%**	60.2%
KDDI	**18.1%**	17.4%
Vodafone	**17.7%**	22.4%

(2) Marketing Solution Business

	Net Sales (mil. of yen)	Proportion to Consolidated Sales (%, points)
1Q, FY ended March 31, 2005	**675**	**23.1%**
1Q, FY ended March 31, 2004	371	15.5%
Change	304	7.6points

Due to growth in the operation, revenue sharing and commissioned development work of the IP content services of other companies, as well as sales growth in the commerce business and customer support business, Marketing Solution net sales for the quarter under review surged ¥304 million compared with the same period in the previous year, to ¥675 million. Its sales as a percentage of overall CYBIRD net sales rose 7.6 percentage points to 23.1% compared with the same period of the previous year.

(3) International Business

	Net Sales (mil. of yen)	Proportion to Consolidated Sales (%, points)
1Q, FY ended March 31, 2005	**21**	**0.7%**
1Q, FY ended March 31, 2004	8	0.4%
Change	12	0.3points

Net sales of the International Business for the quarter under review amounted to ¥21 million, an increase of ¥12 million from the same period in the previous year. Revenues continued to flow in from the transmission of i-mode content services in the various regions of Europe and commissioned development work in China has grown into a major source of revenues.

(4) Technology-Related Business (K Laboratory Co., Ltd.)

	Net Sales (mil. of yen)	Proportion to Consolidated Sales (%, points)
1Q, FY ended March 31, 2005	**276**	**9.4%**
1Q, FY ended March 31, 2004	271	11.3%
Change	5	-1.9points

During the first quarter sales advanced ¥5 million from the same period in the previous year to ¥276 million (¥314 million before inter-company eliminations) resulting from the commissioned development of Java application, revenue sharing with corporate clients and etc,.

3-4 Consolidated Income Statement

(1) Summary

Looking at non-consolidated performance for the quarter under review, both sales and profits advanced substantially. Net sales rose ¥535 million, or 25.4% from the first quarter in the previous fiscal year, to ¥2,644 million. Ordinary profit increased ¥105 million, or 375.5%, to ¥134 million.

CYBIRD's technology-related subsidiary K Laboratory Co., Ltd., however, posted an ordinary loss and net loss for the first quarter. The losses can be mainly attributed to seasonal factors and the impact of a shift in the timing of a major order.

As a result, consolidated net income for the first quarter amounted to ¥2,929 million, up ¥531 million, or 22.2%, year on year. At ¥1,818 million, cost of sales rose ¥585 million, or 47.5% from the first quarter last year. Although sales, general and administrative expenses only edged down ¥13 million, or 1.2%, to ¥1,070 million, on a consolidated basis ordinary profit was ¥45 million, down ¥48 million, or 51.7%, from the same period in the previous fiscal year.

In addition to the loss recorded by K Laboratory, changes in the profit structure of the Company also had a negative impact on profitability. At this point in time, however, CYBIRD is not planning to revise or change its performance forecasts for the current fiscal year.

The following is a discussion of the major profitability factors in CYBIRD's earnings performance for the first quarter under review.

① Mobile Content Business

Mobile Content sales reached a record high during the quarter thanks to an increase in the number of

subscribers to our high-brand-power content services, such as Kazuko Hosoki's Rokusei Fortune-Telling. On the other hand, the percentage to overall CYBIRD's net sales of information fees (payment to the brand owners) of these high-brand-power content services is relatively high, forcing up the overall cost of sales ratio. We have, however, been able to systematically restrict our advertising and promotional expenses (down 68.5% year on year) by utilizing the media exposure power of these brand name content services and the owners' marketing power.

The number of subscribers to the relatively high profitable content services such as ringing tone melodies or call-waiting displays—services we have been providing for some time—declined notably last year. However, the expansion in new services and succession of effective promotions using link-ups with other media resulting from the launch of third-generation mobile phone handsets has put the brakes on the decline in subscribers. These content services are now expected to contribute to an overall increase in the earning capability of the Mobile Content Business.

② Marketing Solution Business

In this business segment we are working on the medium- to long-term development of our OnePush business, which enables the linkage of mobile phone services with digital terrestrial television broadcasting. We are giving high priority to our business alliance with TV broadcasters in this field, and are accepting low-profitability commissioned development as an investment for the future. As a result, there are several such ongoing projects that are lowering the profit ratio of the overall Marketing Solution Business. On the other hand, our operation of the IP content services of other companies and our customer support services are contributing favorably to this segment's earnings. Our commissioned development business, which is affected by seasonal factors, contributed strongly to profits in the fourth quarter of the fiscal year—an annual trend. Because of this ongoing trend, we expect our commissioned development business to contribute in the same fashion this fiscal year.

In view of the full-scale start to digital terrestrial TV broadcasting services, we expect our OnePush services to quickly begin contributing to earnings. Consequently, we believe the ongoing investment in this area to deliver maximum benefits to this business segment.

* Reference (As of August 4, 2004)

CYBIRD is currently planning, developing, and operating pay Web sites as the mobile phone services partner of five TV stations (Asahi Broadcasting Corporation, Tokyo Broadcasting System, Nagoya Broadcasting Network, Kansai Telecasting Corporation, and Mainichi Broadcasting System).

③ Technology-Related Business (K Laboratory Co., Ltd.)

The performance of this business segment is easily affected by seasonal factors. For that reason, the Company usually sets a conservative business plan for the first quarter. In the first quarter under review, the profit ratio declined because of increases in personnel and office rent expenses in line with expected business expansion and the shift in the timing of a major order that had been expected to record in the other quarter. Nevertheless, orders that will contribute to profits are expected in the second half of the fiscal year, and full year performances forecasts are not being revised or changed.

(2) Net Sales

Consolidated net sales increased ¥531 million, or 22.2% compared with the same period in the previous year, to ¥2,929 million, supported by record high sales of our Mobile Content and Marketing Solution businesses.

(3) Cost of Sales

Cost of sales for the quarter under review was ¥1,818 million, advancing ¥585 million, or 47.5% from

the same period in the previous year. The cost percentage increased by 10.7 points from the same period in the previous year to 62.1%. That resulted from the commissioned development business, strategically focusing on the TV broadcasters, in Media development business, seasonal order effect in subsidiaries and increased expenses of information fee in Mobile Content business. The gross profit amounted to ¥1,111 million and its margin was 37.9%.

(4) Sales, General and Administrative Expenses (Unit: Millions of yen, Round down)

	1st Quarter, FY ended March 31, 2005	1st Quarter, FY ended March 31, 2004	Change	
	Millions of yen	Millions of yen	Millions of yen	%
Personnel Expenses	**356**	326	29	9.0
Advertisement Expenses	**42**	134	-92	-68.5
Research and Development Expenses	**130**	143	-13	-9.3
Commission Paid	**330**	306	23	7.8
Others	**210**	171	39	23.1
Total	**1,070**	1,083	-13	-1.2

SG&A costs of ¥1,070 million, a decrease of ¥13 million or -1.2% compared with the same period in the previous year, fell with the reexamination of the advertising and publicity expenses by the effective advertising strategy despite of necessary cost increases in labor cost to expand business scope and in commission payment for recruiting.

(5) Operating Income and Ordinary Profit

Because the increase in cost of sales for the quarter under review exceeded the sales increase, operating income amounted to ¥40 million, down ¥40 million, or 49.8%, compared with the same period in the previous year. Ordinary profit decreased ¥48 million, or 51.7% compared with the same period in the previous year, to ¥45 million. The decrease was mainly because worsened non-operating expenses such as interest paid offset non-operating income of commissioned fee and grant money.

(6) Net Income

Deducting the corporate tax, local tax and minority interest loss, consolidated net income for the quarter under review was ¥46 million, a decrease of ¥18 million, or 28.2% compared with the same period in the previous year.

3-5 Consolidated Balance Sheet

As of the end of June 2004, total assets amounted to ¥8,335 million, total liabilities ¥1,611 million, minority shares ¥135 million and shareholders' equity ¥6,588 million.

	1Q, FY ended March 31, 2005	1Q, FY ended March 31, 2004
Equity ratio (%)	**79.0**	81.5
Equity ratio on a market value basis (%)	**509.4**	236.2
Debt Redemption (years)	**5.6**	-
Interest Coverage Ratio (times)	**36.3**	-

Equity ratio: shareholders' equity / total assets

Equity ratio on a market value basis: aggregate market value / total assets

Debt redemption (years): interest-bearing debt / operating cash flow

Interest coverage ratio: operating cash flow / interest payment

Note 1) Aggregate market value was calculated by using total issued and outstanding shares at the end of the period

multiplied by the closing price for CYBIRD's stock on the last day of business in this quarter.

2) Operating cash flow is used in the calculation of Debt Redemption and Interest Coverage Ratio. "Interest-bearing debt" includes all balance sheet debt with interest payment.

3) Calculations of Debt Redemption and Interest Coverage Ratio were omitted due to negative operating cash flow.

3-6 Consolidated Cash Flow Statement

At the end of June 2004, cash and cash equivalents totaled ¥3,088 million, increasing by ¥1,387 million, or 81.6%, from the same period in the previous year, and decreasing by ¥93 million, or 3.0%, from the previous period. Conditions/contributing factors in each cash flow segment are as follows.

(Cash flow from operating activities)

Cash flow from operating activities increased by ¥42 million (a decrease of ¥330 million during the same period in the previous year) totaling inflows of ¥45 million of Income before income taxes and minority interest, a decrease in accounts receivable and an increase in accounts payable and outflow of income tax paid.

(Cash flow from investing activities)

Cash flow from investing activities decreased by ¥105 million (a decrease of ¥569 million during the same period in the previous year) resulting from acquiring software relating to content business and expanding office floors of subsidiaries.

(Cash flow from financing activities)

Cash flow from financing activities marked a decrease of ¥31 million (a decrease of ¥113 million during the same period in the previous year) as a result of expenditures for dividends and debt repayment in a subsidiary.

3-7 Earning Forecasts

FY ended March 2005 Earnings Forecast disclosed on May 25, 2004 has no revision as of June 30, 2004.

Consolidated Earnings Forecast (Unit: Millions of yen)

	Net Sales	Ordinary Profit	Net Income
FY ended March 2005	12,500	700	350

Non-Consolidated Earnings Forecast (Unit: Millions of yen)

	Net Sales	Ordinary Profit	Net Income
FY ended March 2005	10,500	500	300

The above-mentioned earnings forecasts for FY ending March, 2005 are premised on information available on the announcement date, and on the assumption regarding the future results of operation, which contain risk and uncertain factors. Actual results may be affected by various factors and differ from the above-mentioned earnings forecasts.

4. Consolidated Financial Statements (Quarter)

4-1 Consolidated Balance Sheet (Quarter)

(Unit: Thousands of yen, Round down)

	1Q, FY ended March 2005 As of June 30, 2004		1Q, FY ended March 2004 As of June 30, 2003		Changes	
	thousands of yen	%	thousands of yen	%	thousands of yenn	%
Assets						
I Current assets						
Cash and cash equivalents	3,088,138		1,700,532			
Bills and accounts receivable	2,738,719		2,366,511			
Inventories	47,681		75,860			
Others	361,335		388,103			
Allowance for doubtful accounts	(30,623)		(31,978)			
Total current assets	6,205,251	74.4	4,499,030	69.3	1,706,221	37.9
II Property and equipments						
Tangible fixed assets:	285,139	3.4	121,406	1.9	163,733	134.9
Intangible fixed assets:						
Software	468,652		407,722			
Software in progress	52,764		38,347			
Others	26,896		40,905			
Total intangible fixed assets	548,313	6.6	486,975	7.5	61,338	12.6
Investments and other assets:						
Investment securities	326,533		458,071			
Deposit with landlord	480,482		715,674			
Others	562,227		211,137			
Allowance for doubtful accounts	(72,131)		-			
Total investments and other assets	1,297,112	15.6	1,384,883	21.3	(87,770)	(6.3)
Total property and equipments	2,130,565	25.6	1,993,264	30.7	137,300	6.9
Total	8,335,817	100.0	6,492,295	100.0	1,843,522	28.4

(Unit: Thousands of yen, Round down)

	1Q, FY ended March 2005 As of June 30, 2004		1Q, FY ended March 2004 As of June 30, 2003		Change	
	thousands of yen	%	thousands of yen	%	thousands of ye	%
Liabilities						
I Current liabilities:						
Accounts payable	892,686		445,917			
Short-term debt	156,484		152,796			
Accrued expenses	269,494		427,038			
Accrued income taxes	61,621		698			
Bonus payment reserve	83,080		44,298			
Others	65,423		54,427			
Total current liabilities	1,528,790	18.3	1,125,177	17.3	403,612	35.9
II Fixed liabilities						
Long-term debt	82,994		6,048			
Total fixed liabilities	82,994	1.0	6,048	0.1	76,946	1,272.3
Total liabilities	1,611,784	19.3	1,131,225	17.4	480,558	42.5
Minority interests						
Minority interests	135,529	1.7	72,048	1.1	63,481	88.1
Shareholders' equity						
I Common stock	3,170,659	38.0	2,594,417	40.0		
II Additional paid-in capital	3,227,354	38.7	2,651,116	40.8		
III Retained earnings	190,489	2.3	43,268	0.7		
IV Unrealized gain in other securities	-	-	816	0.0		
V Foreign currency transaction adjustment	-	-	(597)	(0.0)		
Total shareholders' equity	6,588,503	79.0	5,289,021	81.5	1,299,481	24.6
Total	8,335,817	100.0	6,492,295	100.0	1,843,522	28.4

4-2 Consolidated Income Statements (Quarter)

(Unit: Thousands of yen, Round down)

	1Q, FY ended March 2005 From April 1, 2004 To June 30, 2004		1Q, FY ended March 2004 From April 1, 2003 To June 30, 2003		Change	
	thousands of yen	%	thousands of yen	%	thousands o	%
Net Sales	2,929,596	100.0	2,397,973	100.0	531,623	22.2
Cost of Sales	1,818,220	62.1	1,232,930	51.4	585,289	47.5
Gross Profit	1,111,376	37.9	1,165,042	48.6	(53,665)	(4.6)
Sales, General and Administrative Expenses	1,070,559	36.5	1,083,702	45.2	(13,143)	(1.2)
Operating Income	40,817	1.4	81,339	3.4	(40,522)	(49.8)
Non-operating Income	7,237	0.3	18,063	0.7	(10,826)	(59.9)
Non-operating Expenses	2,334	0.1	4,821	0.2	(2,486)	(51.6)
Ordinary Profits	45,720	1.6	94,582	3.9	(48,862)	(51.7)
Extraordinary Loss	-	-	2,476	0.1	(2,476)	-
Income(loss) Before Income Taxes and Minority Interests	45,720	1.6	92,105	3.8	(46,385)	(50.4)
Income Taxes	21,760	0.8	8,871	0.4	12,888	145.3
Minority Interests	(22,975)	(0.8)	17,848	0.7	(40,823)	(228.7)
Net Income (Loss)	46,934	1.6	65,385	2.7	(18,450)	(28.2)

Sales by Operation

(Unit: Thousands of yen, Round down)

	1Q, FY ended March 2005 From April 1, 2004 To June 30, 2004		1Q, FY ended March 2004 From April 1, 2003 To June 30, 2003		Change	
	thousands of yen	%	thousands of yen	%	thousands of ye	%
Mobile Content Business	1,955,895	66.8	1,746,388	72.8	209,506	12.0
Marketing Solution Business	675,776	23.1	371,380	15.5	304,396	82.0
International Business	21,519	0.7	8,832	0.4	12,686	143.6
Technology-Related Business	276,405	9.4	271,370	11.3	5,034	1.9
Total	2,929,596	100.0	2,397,973	100.0	531,623	22.2

Note) 1. Consumption tax is not included in the sum mentioned above.

2. "Technology-Related Business" is mainly the business of K Laboratory Co., Ltd.

4-3 Consolidated Statement of Shareholders' Equity (Quarter)

(Unit: Thousands of yen, Round down)

	1Q, FY ended March 2005 From April 1, 2004 To June 30, 2004	1Q, FY ended March 2004 From April 1, 2003 To June 30, 2003
	thousands of yen	thousands of yen
Additional paid-in capital:		
I Balance at the beginning of period	3,213,123	2,642,116
II Increase in additional paid-in capital		
Increase due to share issuance	14,231	8,999
Additional to additional paid-in capital	14,231	8,999
III Balance at the end of period	3,227,354	2,651,116
Retained earnings:		
I Balance at the beginning of period	177,400	(22,116)
II Increase in retained earnings		
Net income (loss) for the quarter	46,934	65,385
Additional to retained earnings	46,934	65,385
III Decrease in retained earnings		
Dividends	33,846	-
Decrease in retained earnings	33,846	-
IV Balance at the end of period	190,489	43,268

4-4 Consolidated Cash Flow Statements (Quarter)

(Unit: Thousands of yen, Round down)

	1Q, FY ended March 2005 From April 1, 2004 To June 30, 2004	1Q, FY ended March 2004 From April 1, 2003 To June 30, 2003
Operating activities:		
Income before income taxes and minority interest	45,720	92,105
Depreciation and amortization	81,586	88,528
Write-down of consolidation adjustment account	3,562	3,562
Increase (decrease) in allowance for doubtful accounts	1,045	(122)
Increase (decrease) in bonus payment reserve	(82,979)	(47,632)
Interests and dividend earned	(413)	(1,277)
Interest expenses	1,172	1,874
Equity in net losses of an affiliate	-	2,147
(Increase) decrease in accounts receivable	112,747	153,276
(Increase) decrease in inventories	(29,004)	(11,941)
Increase (decrease) in accounts payable	158,713	(12,595)
Increase (decrease) in accrued expenses	(87,442)	(62,834)
Others	(29,858)	(4,811)
Total	174,850	200,278
Interests and dividends received	1	1,277
Interest paid	(1,142)	(1,491)
Income tax paid	(131,130)	(530,473)
Cash flow from operating activities	42,578	(330,409)
Investing activities:		
Expenditures for tangible fixed assets	(29,151)	(5,273)
Expenditures for intangible fixed assets	(78,447)	(79,501)
Expenditures for investment securities	(3,200)	-
Expenditures for subsidiary stocks	-	(62,101)
Expenditures for deposits with landlord	(822)	(395,404)
Proceeds from restitution of deposit with landlord	945	-
Expenditures for lending	-	(25,000)
Others	5,527	(2,648)
Cash flow from investing activities	(105,148)	(569,929)
Financing activities:		
Proceeds from short-term debt	-	100,000
Expenditures for repayment of short-term debt	(24,900)	(220,700)
Expenditures for repayments of long-term debt	(11,946)	(624)
Expenditures for repayment of long-term amortization payment	-	(10,507)
Proceeds from issuance of new shares	28,462	18,000
Expenditures for dividends	(22,943)	-
Cash flow from financing activities	(31,326)	(113,831)
Foreign currency translation adjustment	(0)	756
Net increase (decrease) in cash and cash equivalents	(93,898)	(1,013,414)
Cash and cash equivalents at the beginning of period	3,182,036	2,713,947
Cash and cash equivalents at the end of period	3,088,138	1,700,532

Notes to Consolidated Financial Statements

1. Basis of Consolidation	(1) Number of Consolidated Company: 3 K Laboratory Co., Ltd. DMOVE Co., Ltd. GiGAFLOPS Japan Inc. (2) CYBIRD Co., Ltd. has no unconsolidated subsidiaries.
2. Equity Method	CYBIRD has no unconsolidated subsidiaries that are accounted for by the equity method.
3.Account date of Consolidated Subsidiaries	Accounting periods for consolidated subsidiaries are consistent with those of CYBIRD.
4. Summary of Accounting Policies (1) Significant Asset Valuation Standards and Methods	a. Securities Other Securities Marketable securities: Valuation at cost at fair value at the end of the period, with unrealized gains and losses, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method. Non-marketable securities: stated at cost determined by the moving-average method. b. Inventories - Merchandise Valuation at cost by the moving-average cost method - Work in Process Valuation at cost by the identified cost method
(2) Depreciation Method for Depreciable Asset	a. Tangible Fixed Asset Valuation at cost by declining balance method; however straight-line method is applied to leasehold improvements (excluding furniture and fixtures). Useful lives : Leasehold improvements 8 to 50 years Furniture and fixtures 5 to 6 years b. Intangible Fixed Asset Software (in-house use). Valued at the straight-line method, based on a useful life of 3 years.
(3) Allowance or Reserve	a. Allowance for Doubtful Accounts The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding. b. Bonus Payment Reserve Of the bonus forecast for the fiscal year ended March 2005, the bonus payment reserve is stated in amounts considered to be allocated to the first quarter under review.

(4) Converting Foreign Currency-Denominated Assets and Liabilities to Japanese Yen	Foreign currency-denominated assets and liabilities are converted into Japanese yen at the spot exchange rate on the accounting settlement date of the period under review, and any differences with book value are charged as income or loss.
(5) Leases	With the exception of leases in which ownership is deemed to have been transferred to the lessee, financial lease transactions are accounted for as ordinary credit transactions.
(6) Method of Hedge Accounting	a. Method of Hedge Accounting We have entered into special treatment for interest rate swaps. b. Hedge Method and Hedge Target Hedge Method: Interest rate swap Hedge Target: Debt c. Hedge Policy We designated the interest rate hedge agreement as hedges for the underlying debt in order to reduce the interest rate risk. d. Method to Measure Hedge Effectiveness We have omitted the measurement of its effectiveness because the interest rate swap is a special treatment.
(7) Others	Method of accounting for consumption taxes Exclusion method is employed.
5. Cash and Cash Equivalents in the Consolidated Cash Flow Statements	Cash (cash and cash equivalents) in the consolidated cash flow statements consists of cash on hand and bank deposits.

5. Stock Information

5-1 Authorized Shares

270,000 shares (as of June 30, 2004)

5-2 Number of Shares Issued and Outstanding

67,832 shares (as of June 30, 2004)

5-3 Fully Diluted Shares

70,921 shares* (as of June 30, 2004)

*Including 3,089 potential shares from unexercised stock options

5-4 Number of Shareholders

3,697 (as of March 31, 2004)

5-5 Principal Shareholders (as of March 31, 2004)

Name	Number of shares held		Investment by CYBIRD in principal shareholder	
	shares	%	shares	%
Kazutomo Robert Hori	8,198	12.11	−	−
Yosuke Iwai	3,643	5.38	−	−
Omron Corporation	3,600	5.31	−	−
Omron Finance Co., Ltd.	3,560	5.25	−	−
Nippon Television Network Corporation	2,500	3.69	−	−
Raumuzu Co., Ltd.	2,480	3.66	−	−
IMAGICA Corp.	2,350	3.47	−	−
The Master Trust Bank of Japan, Ltd. (Trust Account)	2,007	2.96	−	−
Morgan Stanley & Co. Inc.	1,779	2.62	−	−
Japan Trustee Services Bank, Ltd. (Trust Account)	1,523	2.24	−	−

5-6 Distribution of Shareholders (as of March 31, 2004)

	Assortment of Shareholders						
	Government /Local Public Bodies	Financial Institutes	Securities Firms	Other Corporations	Foreign Firms (incl. Individuals)	Individuals / Others	Total
Number of Shareholders	0	11	5	84	31	3,566	3,697
Shares owned (Shares)	0	5,586	145	18,771	9,116	34,074	67,692
Percentage of shares (%)	0.00	8.25	0.21	27.73	13.46	50.33	100.00

5-7 Specified Minority Shareholders' Interest (as of March 31, 2004)

33,048 shares (48.82%)

*10 major shareholders' and successive directors' interest

5-8 Floating Shares (as of March 31, 2004)

15,365 shares (22.69%)

*Interest of shareholders holding less than 50 shares.

5-9 Shares owned by Investment Trusts (as of March 31, 2004)

3,988 shares (5.89%)

5-10 Shares owned by Pension Funds (as of March 31, 2004)
1,451 shares (2.14%)

5-11 Shares owned by Directors (as of March 31, 2004)
13,249 shares (19.57%)

5-12 Shares Issued and Paid-in Capital (as of June 30, 2004)

Date	Numbers of Shares Issued		Paid-in Capital (Thousands of yen)		Additional Paid-in Capital (Thousands of yen)		Notes
	Change	Balance	Change	Balance	Change	Balance	
March 31, 2002	18	30,698	3,000	2,408,500	3,000	2,465,200	Exercise of Stock Option No. 1 Issue Price ¥ 333,334, Capitalization ¥166,667 Excess over Par ¥ 166,667
June 30, 2002 (Apr. 1 – Jun. 30)	881	31,579	146,833	2,555,333	146,833	2,612,033	Exercise of Stock Option No. 1 Issue Price ¥ 333,334, Capitalization ¥166,667 Excess over Par ¥ 166,667
September 30, 2002 (Jul. 1 - Sep. 30)	61	31,640	10,166	2,565,500	10,166	2,622,200	Exercise of Stock Option No. 1, No. 2 Issue Price ¥ 333,334, Capitalization ¥166,667 Excess over Par ¥ 166,667
November 15, 2002	31,640	63,280	-	2,565,500	-	2,622,200	Stock split (1:2)
December 31, 2002 (Oct. 1 – Dec. 31)	164	63,444	13,666	2,579,167	13,666	2,635,866	Exercise of Stock Option No. 1, No. 2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥ 83,333
March 31, 2003 (Jan. 1 - Mar. 31)	75	63,519	6,250	2,585,417	6,250	2,642,116	Exercise of Stock Option No.1, No.2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333
June 30, 2003 (Apr.1-Jun. 30)	108	63,627	9,000	2,594,417	8,999	2,651,116	Exercise of Stock Option No.1, No.2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333
September 30, 2003 (Jul.1-Sep.30)	12	63,639	1,000	2,595,417	999	2,652,116	Exercise of Stock Option No.1 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333
December 18, 2003	3,600	67,239	518,468	3,113,885	518,464	3,170,580	Third Party Allocation of Shares approved on December 1, 2003 by Board of Directors Issue Price ¥288,037, Capitalization ¥144,019 Excess over Par ¥144,018
December 31, 2003 (Oct.1-Dec.31)	397	67,636	37,554	3,151,440	37,554	3,208,136	Exercise of Stock Option No.1, No.2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333 Exercise of Stock Option No.3 Issue Price ¥224,958, Capitalization ¥112,479 Excess over Par ¥112,479
March 31, 2004 (Jan.1-Mar.31)	56	67,692	4,987	3,156,427	4,987	3,213,123	Exercise of Stock Option No.1, No.2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333 Exercise of Stock Option No.3 Issue Price ¥224,958, Capitalization ¥112,479 Excess over Par ¥112,479
June 30, 2004 (Apr.1-Jun.30)	140	67,832	14,231	3,170,659	14,231	3,227,354	Exercise of Stock Option No.1, No.2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333 Exercise of Stock Option No.3 Issue Price ¥224,958, Capitalization ¥112,479 Excess over Par ¥112,479

5-13 Stock Options

(1) Stock Option No.1 (Approved on February 22, 2000)

* Grantees and Granted Shares
  - 5 Directors 193 Shares
  - 37 Employees 47 Shares
  - Total 240 Shares (Note 1)
* Exercise Price ¥ 2,000,000 (Note 2) (Note 9)
* Exercise Period From March 1, 2002 to February 28, 2005

(2) Stock Option No.2 (Approved on May 31, 2000)

* Grantees and Granted Shares			
49 Employees		126 Shares	
Total		126 Shares	(Note 3)
* Exercise Price	¥ 666,667		(Note 4) (Note 9)
* Exercise Period	From September 1, 2002 to August 31, 2005		

(3) Stock Option No.3 (Approved on June 28, 2001)

* Grantees and Granted Shares			
8 Directors		600 Shares	
46 Employees		200 Shares	
Total		800Shares	(Note 5)
* Exercise Price	¥ 452,566		(Note 6) (Note 9)
* Exercise Period	From September 1, 2003 to August 31, 2008		

(4) Stock Option No.4 (Approved on June 27, 2002)

* Grantees and Granted Shares			
7 Directors		560 Shares	
12 Employees		240 Shares	
Total		800 Shares	(Note 7)
* Exercise Price	¥ 276,334		(Note 8) (Note 9)
* Exercise Period	From September 1, 2004 to August 31, 2008		

(5) Stock Option No.5 (Approved on June 27, 2003)

* Grantees and Granted Shares			
5 Directors		1,490 Shares	
7 Employees		110 Shares	
Total		1,600 Shares	
* Exercise Price	¥ 550,723		(Note 9)
* Exercise Period	From September 1, 2005 to August 31, 2009		

(Note 1) The number of potential but non-issued shares, as of June 30, 2004, was adjusted to 283 shares, due to stock splits implemented on June 20, 2000, August 24, 2001, and November 15, 2002, the exercise of stock options and the retirement of employees.

(Note 2) The exercise price was adjusted to ¥ 166,667 as a result of the stock splits implemented June 20, 2000, August 24, 2001 and November 15, 2002.

(Note 3) The number of potential but non-issued shares, as of June 30, 2004, was adjusted to 58 shares due to stock splits implemented on August 24, 2001 and November 15, 2002, exercising stock option and the retirement of employees.

(Note 4) The exercise price was adjusted to ¥166,667, as a result of the stock splits implemented on August 24, 2001 and November 15, 2002.

(Note 5) The number of potential but non-issued shares, as of June 30, 2004, was adjusted to 468 shares due to exercising of stock options and the retirement of employees.

(Note 6) The exercise price was adjusted to ¥224,958 as a result of a stock split implemented on November 15, 2002 and a third party allocation of shares approved on December 1, 2003.

(Note 7) The number of potential but non-issued shares, as of June 30, 2004, was adjusted to 680 shares due to the retirement of employees.

(Note 8) The exercise price was adjusted to ¥274,715, as a result of a third party allocation of shares approved on December 1, 2003.

(Note 9) The exercise price will be adjusted to ¥55,556, ¥55,556, ¥74,986, ¥91,572, and ¥183,575 respectively for Stock Option No1, No2, No3, No4 and No5 as a result of the stock splits on November 19, 2004 (planned) by the Board resolution on June 28, 2004, effective on October 1, 2004.

5-14 Common Stock held in treasury

N/A

5-15 Common Stock held in Treasury by Subsidiaries, Non-consolidated Affiliates to Which Equity Method is Applied, and Affiliates

N/A

6. Others

6-1 Significant Subsequent Events after the End of the Quarter

N/A

6-2 Employees

(as of June 30, 2004)

	Mobile Content	Marketing Solution	EC (e-commerce)	International Business	Strategic Technology Planning	Media Development	Administrative Division (*1)	CYBIRD Total	K Laboratory
Number of Employees (persons)	121	7	6	14	5	39	33	225	104
Change from Previous year(persons)*	5	(18)	1	5	1	23	5	22	26
Average Age	-	-	-	-	-	-	-	31.1	30.6
Average Length of Service (year)	-	-	-	-	-	-	-	2.0	1.5

(*1) The Administrative Division includes Human Resources, Legal and Corporate Affairs, Office of CEO Public, Finance, Corporate Planning, Public Relations, Information System Service and Internal Auditing Departments.

6-3 Head Office

6-10-1 Roppongi, Minato-ku, Tokyo

6-4 Primary Lender (as of June 30, 2004)

(1) CYBIRD Co., Ltd.

N/A

(2) K Laboratory Co., Ltd. (Unit: Thousands of yen: Round down)

Lender	Amount
The Bank of Tokyo-Mitsubishi Ltd.	173,830
The Mizuho Bank Ltd.	59,600
Total	233,430

(3) GiGAFLOPS Japan Inc. (Unit: Thousands of yen: Round down)

Lender	Amount
The Mizuho Bank Ltd.	6,048
Total	6,048

6-5 Board of Directors and Auditors

(as of June 30, 2004)

Title	Name	Charge / Principal Occupation
President and CEO	Kazutomo Robert Hori	
Executive Vice President	Tomosada Yoshikawa	In charge of Disclosure
Executive Vice President	Yosuke Iwai	Senior Vice President of DMOVE Co., Ltd. Senior Vice President of GiGAFLOPS Japan Inc.
Executive Vice President	Kenichiro Nakajima	
Senior Vice President	Shin-ichiro Yamashita	Senior Vice President of GiGAFLOPS Japan Inc.
Senior Vice President	Tetsuya Sanada	President & CEO of K Laboratory Co., Ltd.
Senior Vice President	Fumio Nagase	President and CEO of IMAGICA Corp.
Senior Vice President	Takaya Kato	Globis Group Managing Director
Corporate Auditor (Full Time)	Jun Utsumi	Corporate auditor (part time) of GiGAFLOPS Japan Inc.
Corporate Auditor	Masahisa Takeyama	Takeyama & Co.
Corporate Auditor	Tomomi Yatsu	New Tokyo International (law firm)

(Note 1) Fumio Nagase and Takaya Kato meet the requirement of being outside directors as stipulated in Article 188, Clause 2, Item 7-2 of the Commercial Code.

(Note 2) Statutory Auditors: Jun Utsumi, Masahisa Takeyama and Tomomi Yatsu are outside corporate auditors who fulfill the qualification requirements as provided for in Article 18.1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha.

6-6 Principal Contracts

(1) Contracts with Wireless Network Operators

Contract Party	Contents of Contracts	Contract Date
NTT DoCoMo, Inc.	"i-mode® Information Service Provider Contract" CYBIRD provides content services to NTT DoCoMo.	February 17, 1999
	"Subscription Fee Collection Service Contract for i-mode" NTT DoCoMo collects the subscription fee from CYBIRD's content subscribers for CYBIRD.	February 17, 1999
Vodafone K.K.	"Content Providing Contract" Basic Contract that defines CYBIRD's provision of contents to Vodafone.	November 29, 1999
	"Contract for Assignment of Credit" (for all companies in Vodafone group) CYBIRD transfers the subscription fee from content subscribers to Vodafone.	January 20, 2000
KDDI CORPORATION	"Information Providing Contract for EZ Internet" Basic Contract, which defines CYBIRD's providing contents to KDDI.	February 1, 2000
E-Plus Service Gmbh & Co. KG (Germany)	"Mobile Portal Agreement" Agreement on CYBIRD's content services for E-Plus Service Gmbh & Co. KG	January 18, 2002
KPN Mobile The Netherlands B.V. (Netherlands)	"Mobile Portal Agreement" Agreement on CYBIRD's content services for KPN Mobile The Netherlands B.V.	February 14, 2002
	"Mobile Portal Billing Services Agreement" KPN Mobile The Netherlands B.V. collects the subscription fee from CYBIRD's content subscribers for CYBIRD.	February 14, 2002
BASE N.V./S.A. (Belgium)	"i-mode Corporation Agreement" Agreement on CYBIRD's content services for BASE N.V./S.A.	August 14, 2002
Bouygues Telecom (France)	"i-mode Site(s) Listing Contract" Agreement on CYBIRD's content services for Bouygues Telecom.	November 14, 2002

(2) Other Contracts (Contract with Co-Development Partner)

Contract Party	Major Contents of Contracts	Contract Date
IMAGICA Corp.	"Joint Venture Agreement" Agreement with IMAGICA Corp. regarding the establishment and operation of DMOVE Co., Ltd., which both parties will invest in.	February 15, 2002

7. Risk Factors

Potential risks and uncertainties are listed below. We will proactively disclose items that we consider important in investment decisions, even through they do not necessarily comprise business risk. Nevertheless, it should be noted that the following discussions do not claim to cover all potential risks.

7-1 Risks Related to Mobile Content Business

(1) Dependence on External Information Provider

We rely on third parties to provide the content we offer to our subscribers. There is no guarantee that our content suppliers will continue to maintain the relationships and contractual agreements with us.

(2) Dependence on Specific Operators

We provide multiple content services to i-mode of NTT DoCoMo Inc., EZweb of KDDI CORPORATION and Vodafone live! of Vodafone K. K. NTT DoCoMo alone accounted for larger portion in our consolidated sales. Therefore change in NTT DoCoMo's business strategy and/or in business climate could impact negatively on our business strategies and performance.

The breakdown of consolidated sales by mobile carrier is as follows;

	1st Quarter, FY ended March 2004	2nd Quarter, FY ended March 2004	3rd Quarter, FY ended March 2004	4th Quarter, FY ended March 2004	**1st Quarter, FY ended March 2005**
NTT DoCoMo	43.8%	40.1%	42.6%	39.7%	**42.8%**
KDDI	12.6%	11.8%	11.9%	10.9%	**12.1%**
Vodafone	16.3%	14.2%	13.3%	12.0%	**11.8%**
DDI POCKET	0.1%	0.1%	0.0%	0.0%	**0.0%**
Others	27.2%	33.9%	32.3%	37.4%	**33.3%**
Total	100.0%	100.0%	100.0%	100.0%	**100.0%**

(3) Obsolescence of Content Services

The mobile content services that we provide can be rather short-lived due to rapid changes in technology and consumer preferences. If we are unable to maintain, improve and develop our services, our investments may not produce returns for us.

(4) Dependence on Specific Popular Content Services

Although we provide a broad range of content, some popular content services tend to be focused. Therefore defect in the popular content or change in the market may reduce the number of subscribers and content popularity, thereby adversely affecting our business strategy and revenue.

7-2 Risks Related to CYBIRD's Other Business

(1) Marketing Solution Business

We may not achieve expected result from the businesses due to the competitors and/or by other related companies or sudden changes in market conditions, and uncertainty of the market.

(2) International Business

As we intend to expand internationally, we will be subject to risks of conducting business in foreign countries, such as local economies, politics, laws and regulations, cultures, business customs, competitors, currency fluctuations and others. If we fail to overcome any of the foregoing risks, our investment may not produce returns for us. Furthermore, the up front cost may have an adverse effect on our financial condition, even if the investment is expected to generate certain profit in the future.

(3) Technology-Related Business

Our consolidated subsidiary, K Laboratory Co., Ltd., focuses on research and development, and invests priority to the licensing of next generation software platforms that are customized for mobile phones. As the business is still in the investment phase, there is a possibility that we will not be able to recoup our

investment due to misjudgment in our trend forecasts and this may have a negative effect on our business.

(4) Risks Related to New Business Start Ups

Our decisions to invest in new businesses are based on careful assessments, but because of the volatility of the market or unexpected situations, we may not achieve our original plans. The "OnePush" business being developed by our Media Strategy Business Department since April 2003 is exposed to such inherent risk and it is possible that we will not be able to recoup our investment.

7-3 Risks Related to Financial Condition and Results of Operations

(1) Short History of Our Company and Our Industry

Our company has not been operating for long, and also, our industry is still in the early stages of development. Therefore our business may vary from original forecasts. Furthermore, unexpected expenses and capital investment requirements may arise.

(2) Volatility of Financial Plan and Quarterly Results

Due to the extremely volatile environment of the Mobile Internet Business, and due to our relatively small business scale, our quarterly results may vary unexpectedly. Depending on changes in our business plan and other related factors, we may not be able to produce the expected amount of cash flow. This could have a negative effect on our business operations.

7-4 Risks Related to Investments and Financing

We may invest in equipment, subsidiaries, joint ventures, and M&A domestically and internationally to expand our business centering on Mobile Internet industry. Although we will examine the feasibility of investments closely, it is still difficult to predict the future outcome of our investments due to the risks involved, there remains the possibility that we may fail to gain sufficient returns from these investments.

Major Investment and Financing (as of June 30, 2004)

Company	Location	Industry	Amount Invested (mil. of yen)	Amount Financed (mil. of yen)	CYBIRD's Stake	
					Shares	%
K Laboratory Co., Ltd	Minato-ku, Tokyo	Information Technology	210	-	4,207	59.25
DMOVE Co., Ltd.	Shinagawa-ku, Tokyo	Information Technology	26	-	525	52.50
GiGAFLOPS Japan Inc.	Minato-ku, Tokyo	Information Technology	80	-	1,150	100.00
AucSale, Inc.	Chuo-ku, Tokyo	Information Services	50	55	12,500	19.89

We have invested 400 million yen in asset management funds since the 4th quarter of fiscal year ended March, 2003. In regards to making investment decisions, we thoroughly consider the portfolio, but it could fall below depending on the market conditions.

7-5 Risks Related to Subsidiaries and Affiliate

K Laboratory Co., Ltd. and DMOVE Co., Ltd. are not wholly owned subsidiaries. This situation may contribute to a conflict of interest or difference in priorities between these companies and us.

7-6 Risks Related to Competition

(1) Competition in the Mobile Content Business

Our competitors may be competitive enough to damage our profitability. As a result, we may lose the market share as well as suffer reduced incomes due to price competition and a decline in the number of subscriptions. This may have a negative impact on our business.

(2) Competition in the Marketing Solution

In our Marketing Solution, competition is growing more intense. Companies that are commissioned by

us or even our clients themselves may choose to enter our market and compete directly with us. This may adversely affect our business as well.

Envisioned Competitors List

Business Field	Company
Mobile Content Business	Index Corporation, XING INC., MTI Ltd., GIGA NETWORKS, INC., KONAMI CORPORATION, G-mode Co., Ltd., GignoSystem. Japan, Inc., SEGA CORPORATION, Taito Corporation, DAIICHIKOSHO CO., LTD., DWANGO Co., Ltd., NAMCO LIMITED, Nihon Enterprise Co., Ltd., HUDSON SOFT COMPANY, LIMITED, BANDAI NETWORKS CO., LTD., Faith, Inc., For-side.com Co., Ltd., YAMAHA CORPORATION
Marketing Solution Business	MEDIASEEK INC., Index Corporation, INFOCOM CORPORATION, Rakuten, Inc.
Technology-Related Business	TOSE CO., LTD., Connect Technologies Corporation

7-7 Risks Related to Technological Changes

To keep up with the rapid changes in the mobile Internet industry, we have to continually adapt ourselves to cutting edge technologies and observe the market carefully. If we fail to integrate and offer new technologies, our market share may fall. As a result, our business may suffer.

7-8 Risks Related to System Failure

Our services depend on continuous, real-time information feeding through our network. Any disruption from our landline transmissions could result in delays in our subscribers' reception of information and in the wireless operators' ability to transmit data. In the case of such major occurrences, we may not be able to provide continuous services. As a result, our business may be affected negatively by such incidents. In addition, there are other potential causes of system failures that lie beyond control. Our security system could be bypassed by virus attacks by hackers and such.

7-9 Risks Related to Callbacks of Defective Handsets

Callbacks of defective handsets can harm our subscriber growth and lead to cancellations. As a result, our content business income may suffer and may cause a negative impact on our business and its results.

7-10 Risks Related to Laws and Regulations

In addition to existing regulations on Internet information transactions, new laws and regulations related to Information Technology may be enacted. Although we are preparing for possible enactments of such laws and regulations, depending upon the applicability of such laws and regulations, our activity may be limited and guidance from authorities may become stricter. Furthermore, self-restraint among companies in our industry may impede our business plan. As a result, the quality of our service may deteriorate and accordingly our business may suffer.

7-11 Risks Related to Market Opening

Wireless network operators presently administrate official content services to avoid inappropriate content. However, the Ministry of Public Management, Home Affairs, Posts and Telecommunications is requesting that restrictions be lifted and markets be opened up in the areas of 1) portal services, 2) the Internet services provider business, 3) billing services, and 4) user ID (UID). Opening up these markets could detrimentally affect our business performance.

7-12 Risks Related to Operation

(1) Depending on Specific Management

Kazutomo Robert Hori, president and CEO, and other senior management staffs play the prominent roles

in CYBIRD. If we lost the services of any of our key personnel, our business could suffer.

(2) Organization Growth

We will expand and amplify our organization to pace with market growth, however we may not be able to attract highly qualified staff in time. Furthermore, those who have proper skill-sets to catch up with the growth of the business may need higher cost, and it may cause a negative impact on our business performance and its growth.

7-13 Risk Related to Intellectual Property

We basically utilize many programs by using and combining some freeware software via Internet, but on case-by-case basis, we may infringe upon third-parties' intellectual rights.

Also, it is difficult to foresee how intellectual property rights, including patent rights, utility model rights, trademark rights and copyrights, will be applied to our content services. Accordingly we may inadvertently be infringing on intellectual property rights when the third party acquires the right to a patent. If a third party takes legal action against us, or prevents us from using the property rights, or demand payment for patent usage fees, we may be required to halt our business and it may negatively impact our business.

7-14 Risks Related to Lawsuit and Claims

We have not received any notices or complaints, and we are not subject to any actions for damages or injunctions. Although our legal section takes preventive actions, we may be subject to actions for damages. Depending upon the nature of the action and upon the degree of damage or damages incurred, our business may suffer. The following are possible examples.

- Damages suffered by content subscribers or wireless network operators due to failure of our network operator's server
- Business transaction problems related to the Mobile Commerce site
- Damages to our clients due to any delays on our part in developing systems, or failures in commissioned development projects and failed consultation and campaign support services
- Damages from violation of privacy due to the leakage of subscriber information or from misuse of that information resulting from inadequate control of subscriber information.

7-15 Others

(1) Dilution of Share Value

Resolutions have been approved at general shareholders' meetings in the past to grant stock option rights based on Article 280, Section 19 of the old Japanese Commercial Code and on Article 280, Sections 20 and 21 of the revised Japanese Commercial Code. If those stock option rights are exercised, the value of our common stock will be diluted, and this may affect stock prices.

(2) Stock Price Volatility

Because the number of shares issued is small and liquidity is not particularly high, the volatility risk of our stock is relatively high. Such high volatility in our stock price could affect our financial activities.

(3) Disclosure

Due to internal delay in the communication of information and other factors, we might fail to disclose material information properly. As a result, trading in our stock could be suspended, or we could be assessed some other penalty.

8. Non-Consolidated Financial Statements (Quarter)

8-1 Non-Consolidated Balance Sheet (Quarter)

(Unit: Thousands of yen, Round down)

	1Q, FY ended March 2005 As of June 30, 2004		1Q, FY ended March 2004 As of June 30, 2003		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Assets						
I Current Assets:						
Cash and cash equivalents	2,977,325		1,498,175			
Bill receivable	4,005		-			
Accounts receivable	2,518,933		2,156,718			
Inventories	27,609		59,045			
Others	288,829		403,705			
Allowance for doubtful accounts	(30,575)		(31,928)			
Total current assets	5,786,128	72.8	4,085,717	64.5	1,700,411	41.6
II Property and equipment:						
Tangible fixed assets:	231,420	2.9	111,299	1.8	120,120	107.9
Intangible fixed assets:						
Software	409,766		339,625			
Software in progress	54,212		35,344			
Others	1,156		915			
Total intangible fixed assets	465,135	5.9	375,885	5.9	89,250	23.7
Investments and Other Assets:						
Investment securities	323,333		451,360			
Stock of affiliated company	316,635		397,283			
Deposit with landlord	348,910		705,908			
Others	546,012		210,837			
Allowance for doubtful debt	(72,131)		-			
Total investments and other assets	1,462,759	18.4	1,765,389	27.8	(302,629)	(17.1)
Total property and equipment	2,159,316	27.2	2,252,574	35.5	(93,258)	(4.1)
Total	7,945,444	100.0	6,338,292	100.0	1,607,152	25.4

(Unit: Thousands of yen, Round down)

	1Q, FY ended March 2005 As of June 30, 2004		1Q, FY ended March 2004 As of June 30, 2003		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Liabilities:						
I Current liabilities:						
Accounts payable	909,494		553,829			
Accrued liabilities	243,093		295,129			
Accrued income taxes	59,670		12,060			
Bonus payment reserve	24,059		24,885			
Other current liabilities	43,015		48,612			
Total current liabilities	1,279,333	16.1	934,516	14.7	344,816	36.9
Total liabilities	1,279,333	16.1	934,516	14.7	344,816	36.9
Shareholders' equity:						
I Common stock	3,170,659	39.9	2,594,417	41.0		
II Additional paid-in capital	3,227,354	40.6	2,651,116	41.8		
III Retained earnings	268,097	3.4	157,425	2.5		
IV Unrealized gain in other securities	-	-	816	0.0		
Total shareholders' equity	6,666,111	83.9	5,403,775	85.3	1,262,336	23.4
Total	7,945,444	100.0	6,338,292	100.0	1,607,152	25.4

8-2 Non-consolidated Income Statements (Quarter)

(Unit: Thousands of yen, Round down)

	1Q, FY ended March 2005 From April 1, 2004 To June 30, 2004		1Q, FY ended March 2004 From April 1, 2003 To June 30, 2003		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Net Sales	2,644,704	100.0	2,109,402	100.0	535,301	25.4
Cost of Sales	1,639,200	62.0	1,150,521	54.5	488,678	42.5
Gross Profit	1,005,504	38.0	958,880	45.5	46,623	4.9
Sales, General and Administrative Expenses	873,387	33.0	948,909	45.0	(75,521)	(8.0)
Operating Income	132,116	5.0	9,971	0.5	122,145	1,225.0
Non-operating Income	2,934	0.1	19,192	0.9	(16,258)	(84.7)
Non-operating Expenses	883	0.0	950	0.1	(66)	(7.0)
Ordinary Profits	134,167	5.1	28,213	1.3	105,953	375.5
Extraordinary Loss	-	-	850	0.0	(850)	-
Income (Loss) Before Income Taxes and Minority Interests	134,167	5.1	27,363	1.3	106,803	390.3
Income Taxes	53,671	2.1	19,662	0.9	34,008	173.0
Net Income (Loss)	80,496	3.0	7,700	0.4	72,795	945.3

Sales by Operation

(Unit: Thousands of yen, Round down)

	1Q, FY ended March 2005 From April 1, 2004 To June 30, 2004		1Q, FY ended March 2004 From April 1, 2003 To June 30, 2003		Change	
	thousands of yen	%	thousands of yen	%	thousands of ye	%
Mobile Content Business	1,955,895	74.0	1,746,388	82.8	209,506	12.0
Marketing Solution Business	667,289	25.2	354,181	16.8	313,108	88.4
International Business	21,519	0.8	8,832	0.4	12,686	143.6
Total	2,644,704	100.0	2,109,402	100.0	535,301	25.4

Note) Consumption tax is not included in the sum mentioned above.

Notes to Non-Consolidated Financial Statements

(1) Asset Valuation Standards and Methods	a. Securities (a) Investment in subsidiaries and affiliates Valuation at cost by the moving-average method (b) Other securities Available-for-sale securities are reported at fair value, with unrealized gains and losses, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method. Non-marketable available-for-sale securities are stated at cost determined by the moving-average method. b. Inventories (a) Merchandise Valuation at cost by the moving average cost method (b) Work in Process Valuation at cost by identified cost method
(2) Depreciation Method for Fixed Asset	a. Tangible Fixed Asset Computed on the declining-balance method; however straight-line method is applied to leasehold improvements (excluding furniture and fixtures). Useful Lives : Leasehold improvements 8 to 50 years Furniture and Fixtures 5 to 6 years b. Intangible Fixed Asset Software (in-house use) The straight-line method, based on a useful life of 3 years, is applied to software for in-house use.
(3) Converting Foreign Currency-Denominated Assets and Liabilities to Japanese Yen	Foreign currency-denominated assets and liabilities are converted into Japanese yen at the spot exchange rate on the accounting settlement date of the period under review, and any differences with book value are charged as income or loss.
(4) Allowance or Reserve	a. Allowance for Doubtful Accounts The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding. b. Bonus Payment Reserve The bonus payment reserve is stated in amounts considered to be appropriate based on the amount of bonus forecast.
(5) Leases	All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases deemed to transfer ownership of the leased property to the lessee are capitalized, while other finance leases may be accounted for as operating leases subject to appropriate footnote disclosure.
(6) Others	Method of accounting for consumption taxes Exclusion method is employed.

■ Contact Information
CYBIRD Co., Ltd. IR group
6-10-1 Roppongi, Minato-ku, Tokyo 106-6161
TEL: 81-3-5785-6110 FAX: 81-3-5785-9321
HP: www.cybird.co.jp/english/investor/index.html
E-mail: ircontact@cybird.co.jp

Information

These documents contain forward-looking statements made by management using information available to them before the public release of these documents. As such these statements involve risks and uncertainties. CYBIRD proactively attempts to disclosure risks regarding its business, but such disclosure should not be construed as exhaustive. Changes in economic conditions and the competitive environment and technological advances could cause actual results to differ materially. CYBIRD reminds investors that they are responsible for any investment decision made based on these documents.

Insider Trading

Along with the revision in Article 30 of the Securities and Exchange Law, effective February 1, 2004, the company will not delay company information to be announced over disclosure information system, hereinafter referred to as "TDnet," by 12 hours. However, on occasions where TDnet is down or the announcement is one that cannot be made over TDnet, those who have examined the documents to be announced or otherwise come into possession of material information before 12 hours have passed could still be designated primary information receivers under insider trading regulations. We would remind such persons to be aware that until the time of the public announcement, trading in shares, etc. of the Company by primary information receivers is forbidden.

CYBIRD IP Content Services List

as of June 30, 2004

Operator: i-mode

Genre	Content's Title	Java	Motion Picture	GPS	English	Chakuuta	Subscription Fee	Service-in (mm/dd/yy)	No.
Ringing Tone	CoolSound	1					·105/·315	06/01/00	
	TFM Chakushin Melody	1					·105/·315	12/03/01	
	Keigoe Tsukuro ♪						·210	05/07/02	
	SOUL TRAIN	1					·315	10/06/03	
	CoolSound Real					1	·105/·210/·315	02/16/04	
		3	0	0	0	1			5
Wallpaper / Screensaver	Cool Screen	1					·105	02/01/00	
	Prinet						·315	05/01/00	
	Chaku Kyara!	1					·105	08/01/00	
	Machiuke Tsukuro ♪	1					·210	10/02/00	
	ART☆Graphix α	1					·210	01/26/01	
	Digital Tokoro-san	1					·315	08/05/02	
	Chekira·Thomas etc.	1					·210	12/02/02	
	STAR WARS MOBILE	1	1		1		·315	12/02/02	
	Sa-para	1					·315	12/16/02	
	Inuyasha	1					·315	03/17/03	
	DETECTIVE CONAN						·210/·0	04/21/03	
	Ke-tai Hamtaro.com						·315	11/04/03	
		9	1	0	1	0			12
Game	Robo☆Robo	1					·315	05/01/00	
	Kensho Puzzler	1					·315	11/06/00	
	@Baka Games!	1					·315/·0	03/04/02	
	Cybird Style						·0	06/17/02	
	Game no Dendoo	1					·315	11/05/02	
		4	0	0	0	0			5
Fortune-telling	Kagami Ryuji Renseijutsu (name change	1					·210	12/01/99	
	Anata no Nedan?						·105	08/01/00	
	Hosoki Kazuko						·315	10/06/03	
		1	0	0	0	0			3
Others	Namiaru?	1	1				·315	02/22/99	
	Tsuri-King						·315	05/01/00	
	Wine-Wine						·315	06/01/00	
	TV Panic Game Store						·0	02/01/00	
	TOYS"R"US						·0	09/01/03	
	CINEMA IMAGICA		1				·315	10/07/02	
	Stardust WEB	1					·315	02/01/00	
	Popteen-net	1					·199	07/03/00	
	Shimizu Chinami and OL iinkai						·210	12/02/00	
	Mobile Takarazuka	1					·315	01/22/01	
	Inu-Neko no Kimochi (name change)						·210	01/04/00	
	IT media	1					·315	12/02/02	
		5	2	0	0	0			12
Sub Total		22	3	0	1	1			
									37

Operator: EZweb

Genre	Content's Title	Java	Motion Picture	GPS	English	Chakuuta	Subscription Fee	Service-in (mm/dd/yy)	No.
Ringing Tone	CoolSound						·315	11/01/00	
	TFM Chakushin Melody						·105/·32 ·315/·26	10/23/01	
	Comedy Club King						·315	11/06/03	
	CoolSound Real					1	11/·32/·53/·74/·105/·210/·315	11/20/03	
	SOUL TRAIN						·315	06/03/04	
		0	0	0	0	1			5
Wallpaper / Screensaver	@Chaku Kyara Club						·100/·200	02/01/00	
	Prinet						·315	09/20/00	
	@Chaku Kyara Benri Tokei	1					·200	07/12/01	
	Chekira·Thomas etc.						·210	03/03/03	
	Inuyasha						·315	03/19/03	
	STAR WARS MOBILE	1	1		1		·315	04/03/03	
	DETECTIVE CONAN						·210	07/03/03	
	Ke-tai Hamtaro.com						·315	11/20/03	
		2	1	0	1	0			8
Game	Mini-game ☆ Tengoku!	1					·315	08/16/01	
	Idol to Koisiyo ♪		1				·315	10/11/01	
	Kensho Puzzler	1					·315	12/13/01	
	Robo☆Robo	1					·315	12/19/02	
	Cybird Style						·0	10/23/02	
		3	1	0	0	0			5
Fortune-telling	Anata no Nedan? DX						·210/·52	07/05/01	
	Super Tarot Uranai	1					·210	07/10/01	
	Super Kyosho Uranai	1		1			·210	12/12/01	
	Hosoki Kazuko						·315	12/04/03	
		2	0	1	0	0			4
Others	Tsuri-King						·315	09/13/00	
	TV Panic Game Store						·0	10/03/00	
	CINEMA IMAGICA		1				·315	12/04/01	
	@AJA						·315	02/01/00	
	@AJA Mypage						·210	11/15/00	
	@AJA Toukou Paradise						·157	12/14/00	
	IT media						·315	01/16/03	
	Namiaru?		1				·315	03/19/03	
	Mobile Takarazuka						·315	08/07/03	
	Inu-Neko no Kimochi (name change)						·210	01/15/04	
	T-SHIRTS To Go						·0	01/15/04	
	Saisuta Shop						·0	03/18/04	
		0	2	0	0	0			12
Sub Total		7	4	1	1	1			
									34

Operator: Vodafone

Genre	Content's Title	Java	Motion Picture	GPS	English	Chakuuta	Subscription Fee	Service-in (mm/dd/yy)	No.
Ringing Tone	CoolSound						·105/·315	12/04/00	
	TFM Chakushin Melody						·105/·32 ·315/·26	09/03/01	
	Keigoe Tsukuro ♪						·210	12/03/01	
	SOUL TRAIN						·315	05/12/04	
	CoolSound Real					1	·105	06/16/04	
		0	0	0	0	1			5
Wallpaper / Screensaver	Chaku Kyara!						·105 ·210	12/10/99	
	Prinet						·315	08/01/00	
	Digital Tokoro-san 3D town	1					·210	01/15/02	
	Chekira·Thomas etc.	1					·210	12/02/02	
	STAR WARS MOBILE	1	1		1		·315	12/02/02	
	3D Machiuke Johokyoku	1					·210	12/01/02	
	Inuyasha	1					·315	03/03/03	
	DETECTIVE CONAN						·210	05/14/03	
	Ke-tai Hamtaro.com						·315	11/04/03	
		5	1	0	1	0			9
Game									
		0	0	0	0	0			0
Fortune-telling	Super Tarot Uranai						·210	12/10/99	
	Nandemo Shindan						·315	12/10/99	
	Mademoiselle Ai, Ai no Hoshiuranai						·210	09/01/00	
	Hosoki Kazuko						·315	11/12/03	
		0	0	0	0	0			4
Others	Mobile Takarazuka						·315	11/01/01	
	Saikyo no Kaigai Joho						·315	12/10/99	
	Himitsu no Denwacho						·0	12/10/99	
	@AJA Renai Navi (name change)						·315	09/01/00	
	@AJA Mypage						·210	09/01/00	
	Tsuri-King	1					·315	01/15/03	
	IT media						·315	03/03/03	
	T-SHIRTS To Go						·0	10/01/03	
	CINEMA IMAGICA						·315	12/01/03	
	Namiaru?		1				·315	04/14/04	
		1	1	0	0	0			10
Sub Total		6	2	0	1	1			
									28
Grand Total									99

<Translation>

File No.82-5139

CYBIRD®

JASDAQ

URL : http://www.cybird.co.jp/english/investor/index.html

News Release

August 16, 2004

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
President and CEO
Contact: Tomosada Yoshikawa
Executive Vice President
81-3-5785-6110

Notice regarding Establishment of Subsidiary

Tokyo, Japan, August 16, 2004 --- CYBIRD Co., Ltd. announced that the board of directors decided today to establish a subsidiary, the joint-venture between CYBIRD and transcosmos inc., for the purpose of strengthening the mobile customer support business. Details are as follows.

1. Outline of Subsidiary

1)	Name:	C&T Mobile Support Co., Ltd.
2)	Purpose:	New company for the purpose of strengthening the mobile customer support business targeting companies with mobile content sites.
	Main business:	Total operation services, primarily for mobile systems.
3)	Establishment:	September 1, 2004 (Wednesday)
4)	Head office:	1443 Matsuda, Ginoza, Kunigami-gun, Okinawa
5)	President:	Junichi Ishikawa
6)	Paid-in capital:	¥225 million
7)	Number of employees:	18
8)	Major shareholders and stake:	CYBIRD (51%) and transcosmos inc. (49%)
9)	Number of issued shares:	9,000
10)	Fiscal year-end:	March
11)	Main offices:	Tokyo Office (Shibuya-ku, sales), Ginoza Center and Okinawa Center (operation)
12)	Outline of capital, personnel, business relationships with CYBIRD	
	Capital:	Establishment capital provided by CYBIRD (51%) and transcosmos (49%)
	Personnel:	CYBIRD assigns one president and CEO, a part-time senior vice president, a part-time corporate auditor and 12 staffs to the company. The new company overall has one president and CEO, 3 senior vice presidents (including 1 full-time), 2 part-time corporate auditors and 18 staffs.
	Business:	CYBIRD will commission maintenance and support services for its content services to the company.

(Note) The new company shall be the consolidated subsidiary of CYBIRD.

2. Reason for Establishing Subsidiary

Against the backdrop of the high market penetration rate and multi-functionality of mobile phones, there is a growing need among companies and government bodies with mobile Web sites for mobile system operating support services and high-quality customer support services. For some time, the Company has been developing its customer support service business, primarily in Okinawa, for the purpose of strengthening its mobile content support service business. Now, in specific response to the needs of these companies and government bodies, CYBIRD has undertaken a joint venture with transcosmos, Japan's leading call-center services provider, jointly investing in the establishment of this new company.

3. Establishment Schedule

1) Registration date: September 1, 2004 (Wednesday)
2) Business start up: September 1, 2004 (Wednesday)

<Translation>

4. Impact on CYBIRD's Performance

Mobile customer support services is a new business that meets the needs of the times and of society. We expect that in the future it will become one of the pillars of our business. We approximately forecast net sales of ¥0.6 billion for the new subsidiary in its first fiscal year (Sept. 2004 – Mar. 2005). CYBIRD is not revising its performance estimates for the current fiscal year due to establishment of this subsidiary.

5. transcosmos inc.

Company name :	transcosmos inc.
Head office :	3-25-18, Shibuya, Shibuya-ku, Tokyo
Representative :	President and COO Masataka Okuda
Establishment :	June 18, 1985
Capital :	¥29,065 million (as of March 31, 2004)
Business :	Call center/Contact center, Digital marketing, Support desk, Information outsourcing services such as development services
Number of employees :	7,434 (Consolidated, as of March 31, 2004)

(End of document)